David Boles
+44 (0) 20 7556 4446	Via EDGAR
dboles@cooley.com

September 27, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tracie Mariner
Mr. Kevin Vaughn
Mr. David Gessert
Ms. Celeste Murphy

Re:	Exscientia plc
Registration Statement on Form F-1
Submitted on September 10, 2021
File No. 333-259431

Ladies and Gentlemen:

On behalf of our client, Exscientia plc (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 22, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 (the “DRS”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company is concurrently filing an Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”), which reflects changes made in response to certain of the Comments.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Registration Statement on Form F-1 submitted September 22, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 107

1.	Revise your discussion of Share-based payments provision on page 131 to present a table of your share-based payments since December 31, 2020, including the number of underlying shares, exercise price, vesting period if any, and per share valuation used. Discuss how you valued the grants, including the various factors you considered, briefly discussing the differences between the per share valuation and the estimated offering price. Quantify the related amounts recognized as expense during the six months ended June 30, 2021 as well as the gross amount of share-based compensation to be expensed over the life of these grants.

Response: In response to the Staff’s comment, the Company has updated its disclosure beginning on page 131 of the Registration Statement.

September 27, 2021

Exhibits

2.	Please file your Equity Facility Agreement with SVF II Excel (DE) LLC, or SoftBank, as an exhibit to your registration statement, or advise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has updated its disclosure on pages 108, 115, 119, 122, 123, 128 and 235 of the Registration Statement to more explicitly state that the Equity Facility Agreement with SVF II Excel (DE) LLC (the “Equity Facility Agreement”) terminates upon consummation of the offering and that the Company will not request that Softbank subscribe for any shares pursuant to the Equity Facility Agreement. The Company further submits that the key terms of the pre-offering arrangement, including the historical accounting treatment thereof, have been disclosed in the registration statement. Accordingly, the Company respectfully advises the Staff that the Equity Facility Agreement is not required to be filed as an exhibit to the Registration Statement pursuant to Regulation S-K, Item 601 because the agreement, upon consummation of the offering, is of immaterial significance within the meaning of Regulation S-K, Item 601(10)(b).

3.	Please file the Global Access Commitments Agreement as an exhibit or provide us your basis for not filing it pursuant to Regulation S-K, Item 601(b)(10).

Response: In response to the Staff’s comment, the Company has filed the Global Access Commitments Agreement as Exhibit 10.12 to the Registration Statement and has also described this agreement on pages 194 and 293 of the Registration Statement.

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September 27, 2021

Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at +44 (0) 20 7556 4446 or to Divakar Gupta at +1 212 479 6474.

Very truly yours,

/s/ David Boles
David Boles

cc:	Andrew L. Hopkins, Exscientia plc
Divakar Gupta, Cooley LLP
Marc Recht, Cooley LLP
Claire Keast-Butler, Cooley (UK) LLP

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